U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Form NT 10-Q

For Period Ended September 30, 2001

PART I - REGISTRANT INFORMATION

FINANCIALCONTENT, INC.
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Full Name of Registrant

COSMOZ INFRASTRUCTURE SOLUTIONS, INC.
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Former Name of Registrant

199 CALIFORNIA DRIVE, SUITE 207
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Address of principal executive office (Street and Number)

MILLBRAE, CA 94030
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City, State and Zip Code

PART II RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c) The  accountant's   statement  or  other  exhibit  required by Rule
         12b-25 (c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

As a result of delays in gathering the data necessary to finalize the financial statements and accompanying notes of the Registrant's Form 10-QSB as well as recent changes in the registrant's accounting personnel, the report on Form 10-QSB cannot be timely filed without unreasonable effort or expense. The Registrant anticipates receiving the required information and filing of its Form 10-QSB by the extended due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Dave Neville            (650)               652-3991
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                  (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             FINANCIALCONTENT, INC.
                             ----------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 13, 2001               By: /s/ Wilfred Shaw
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                                             Wilfred Shaw
                                             Chief Executive Officer


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